Exhibit 100.1

NICE Receives Highest Product Scores Across All Four Use Cases in
Gartner’s Critical Capabilities for Workforce Engagement Management

Hoboken, N.J., March 27, 2018 – NICE (Nasdaq: NICE) today announced that it has received the highest product scores in each of four use cases in Gartner’s “Critical Capabilities for Workforce Engagement Management” research report. A copy of the report is available here for immediate download.

“Application leaders need to elevate their commitment to enhancing employee engagement. What drives this engagement will depend on the type of work undertaken and employee personalities,” wrote the report authors, Jim Davies and Simon Harrison.

Gartner’s report evaluates six unique workforce engagement management critical capabilities within each of the four use cases including Recruiting and Onboarding, Evaluation and Improvement, Time Management, Assistance and Task Management, Metrics and Recognition and Voice of the Employee.

Miki Migdal, President of the Enterprise Product Group for NICE:
“Our customers’ needs vary and require our solutions to be adaptable if they are to be successful.  We further believe that validation from leading research organizations like Gartner help shore up IT buying decisions.  In our opinion the critical capability scores are a testament to the innovative and expansive capabilities of NICE’s WEM solution that not only address todays challenges but also plan to for the future.”

Gartner previously recognized NICE as a Leader in its Magic Quadrant for Workforce Engagement Management, positioned highest in ability to execute and furthest to the right for completeness of vision.  Magic Quadrant for Workforce Engagement Management, February 6, 2018.

Gartner, Critical Capabilities for Workforce Engagement Management, by Jim Davies, Simon Harrison, March 7, 2018.

Gartner, Magic Quadrant for Workforce Engagement Management, by Jim Davies, Simon Harrison, Drew Kraus, 6 February 2018.

Required Disclaimer:
Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.